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A... AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-~~01113157~~ 10938

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUPREE & COMPANY INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 SOUTH MILL STREET, STE 100
(No. and Street)

LEXINGTON (City) KY (State) 40507-1683 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~ALLEN E GRIMES III (859)254-7741~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEAN DORTON ALLEN FORD, PLLC
(Name – *if individual, state last, first, middle name*)

106 WEST VINE STREET STE 600 (Address) LEXINGTON (City) KY (State) 40507 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALLEN E GRIMES III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUPREE & COMPANY INC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Jerry S. Moore

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUPREE & COMPANY, INC.
Financial Statements and
Supplementary Information

Years Ended December 31, 2015 and 2014
with Report of Independent Registered Public Accounting Firm

CONTENTS

Pages

Form X-17A-5 Part III .... 1 - 2

Report of Independent Registered Public Accounting Firm 3

Financial Statements:
- Statements of Financial Condition 4
- Statements of Income 5
- Statements of Changes in Stockholders' Equity 6
- Statements of Cash Flows 7

Notes to the Financial Statements .... 8 - 14

Supplementary Information:
- Schedule I - Computation of Net Capital under SEC Rule 15c3-1 15
- Schedule II - Computation for Determination of Reserve Requirements under SEC Rule 15c3-3... 16
- Schedule III - Information Relating to Possession or Control Requirements under SEC Rule 15c3-3 17

Exemption Report:
- Report of Independent Registered Public Accounting Firm 18
- Management Exemption Report 19

DEANDORTON

DEAN DORTON ALLEN FORD, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

We have audited the accompanying statements of financial condition of Dupree & Company, Inc. (the Company) as of December 31, 2015 and 2014, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the 2015 audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our 2015 audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dean Dorton Allen Ford, PLLC

February 11, 2016
Lexington, Kentucky

DUPREE & COMPANY, INC.

Statements of Financial Condition

December 31, 2015 and 2014

		2015		2014
Assets				
Current assets:				
Cash and cash equivalents	$	312,559	$	241,544
Accounts receivable		636,393		621,194
Receivables from non-customers		24,429		-
Prepaid expenses		21,691		26,339
Total current assets		995,072		889,077
Trading securities, at market		17,451		14,388
Notes receivable		43,268		112,000
Property and equipment, net		66,423		80,202
Total assets	$	1,122,214	$	1,095,667
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	8,275	$	9,044
Notes payable		-		56,000
Accrued expenses		21,853		11,013
Total liabilities		30,128		76,057
Stockholders' equity:				
Common stock, no par value, 6,800 shares authorized, issued and outstanding, 68 shares voting and 6,732 shares nonvoting		68,000		68,000
Additional paid-in capital		4,406		4,406
Retained earnings		1,019,680		947,204
Total stockholders' equity		1,092,086		1,019,610
Total liabilities and stockholders' equity	$	1,122,214	$	1,095,667

See accompanying notes.

DUPREE & COMPANY, INC.

Statements of Income

Years ended December 31, 2015 and 2014

	2015	2014
Revenue:		
Investment advisory and transfer agent fees	$ 7,426,536	$ 7,180,175
Interest	1,630	676
Unrealized gain on trading securities	3,063	2,448
Total revenue	7,431,229	7,183,299
Expenses:		
Salaries	2,640,260	2,752,073
Professional fees	300,992	281,281
Taxes and licenses	231,235	234,019
Shareholder maintenance and dealer agreements	202,727	169,877
Insurance	115,743	108,988
Rent	101,252	98,412
Dues and subscriptions	75,781	80,464
Maintenance and repairs	73,946	46,269
Office supplies and expenses	40,350	32,775
Travel and entertainment	20,133	14,724
Depreciation	19,680	14,192
Marketing	17,283	39,227
Bank service charges	10,577	11,635
Contributions	10,500	5,525
Regulatory fees	10,253	13,885
Telephone	8,739	9,476
Postage and shipping	7,443	6,632
Other operating expenses	55	195
Total expenses	3,886,949	3,919,649
Net income	$ 3,544,280	$ 3,263,650

See accompanying notes.

DUPREE & COMPANY, INC.

Statements of Changes in Stockholders' Equity

Years ended December 31, 2015 and 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2013	$ 68,000	$ 4,406	$ 882,460	$ 954,866
Net income	-	-	3,263,650	3,263,650
Dividends	-	-	(3,198,906)	(3,198,906)
Balances, December 31, 2014	68,000	4,406	947,204	1,019,610
Net income	-	-	3,544,280	3,544,280
Dividends	-	-	(3,471,804)	(3,471,804)
Balances, December 31, 2015	$ 68,000	$ 4,406	$ 1,019,680	$ 1,092,086

See accompanying notes.

DUPREE & COMPANY, INC.

Statements of Cash Flows

Years ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities:		
Net income	$ 3,544,280	$ 3,263,650
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gain on trading securities	(3,063)	(2,448)
Depreciation	19,680	14,192
Loss from sale of property and equipment	44	-
Increase (decrease) in cash and cash equivalents due to changes in:		
Accounts receivable	(15,199)	(30,064)
Prepaid expenses	4,648	(10,853)
Accounts payable	(769)	(734)
Accrued expenses	10,840	(60)
Net cash provided by operating activities	3,560,461	3,233,683
Cash flows from investing activities:		
Purchase of property and equipment	(5,945)	(35,521)
Payments received on notes receivable	12,732	-
Payments made on notes payable	-	(56,000)
Net cash provided by (used in) investing activities	6,787	(91,521)
Cash flows from financing activities:		
Dividend distributions	(3,471,804)	(3,198,906)
Shareholder advance	(24,429)	-
Net cash used in financing activities	(3,496,233)	(3,198,906)
Net increase (decrease) in cash and cash equivalents	71,015	(56,744)
Cash and cash equivalents, beginning of year	241,544	298,288
Cash and cash equivalents, end of year	$ 312,559	$ 241,544
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$ 93,149	$ 111,873
Non-cash investing activities:		
Commitment related to educational loan to employee	$ -	$ 112,000
Write off remaining commitment on educational loan	56,000	-

See accompanying notes.

DUPREE & COMPANY, INC.

Notes to the Financial Statements

1. Description of the Organization

Dupree & Company, Inc. (the Company), a Kentucky corporation, was organized in 1962 for the purpose of being a securities broker. The Company is exclusively engaged in investment advisory and transfer agent services for Dupree Mutual Funds (the Funds), a related party (see Note 6).

2. Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which require management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. The following is a summary of the significant accounting policies consistently followed by the Company in the preparation of its financial statements:

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less. At times, balances in the Company's cash accounts may exceed Federal Deposit Insurance Corporation insured levels. The Company has not experienced any losses on such accounts. Management believes the Company is not exposed to any significant risk on bank deposits.

<u>Accounts Receivable</u>

Accounts receivable consist of amounts due from the Funds, primarily for fees billed for investment advisory and transfer agent services and are generally unsecured. The Company's management considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is considered necessary. If amounts become uncollectible, they will be charged to operations when the determination is made. If amounts previously written off are collected, they will be credited to income when received.

<u>Trading Securities</u>

Trading securities, which includes equity securities with readily determinable fair values, are measured at fair value in the statements of financial condition. Trading securities are bought and held primarily for purposes of selling them in the near term, reflect active and frequent buying and selling, and are generally used with the objective of generating profits on short-term differences in price.

<u>Property and Equipment</u>

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using both the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the related asset or the life of the lease, whichever is shorter. The gain or loss on the sale of property and equipment is recorded in the year of disposition. The Company has a capitalization threshold of $500. Repairs and maintenance costs are expensed as incurred.

2. Summary of Significant Accounting Policies, continued

Property and Equipment, continued

Depreciation expense during 2015 and 2014 was $19,680 and $14,192, respectively. The Company has no planned major maintenance activities.

Accrued Compensated Absences

Employees are required to use all their sick days, vacation days, and personal days during the year, with no carryover to the next business year. As such, no accrual for compensated absences is required.

Revenue Recognition

The majority of the Company's revenues are derived from investment advisory and transfer agent fees. The investment advisory and transfer agent fees are billed monthly and recorded as revenue when earned. Interest income is recorded in the year in which it is earned.

Marketing Expense

The Company expenses all costs associated with marketing shares of the Funds as they are incurred. Marketing expense was $17,283 and $39,227 for the years ended December 31, 2015 and 2014, respectively.

Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the stockholders report their respective shares of federal income or loss on their own tax returns. Because of the Company's tax status, the financial statements do not reflect a federal tax provision or any related tax assets and liabilities. Federal income taxes will be paid by the Company's stockholders.

Subsequent Events

Subsequent events occurring after the date of this report have been evaluated for potential impact to this report through the date the financial statements were issued. There were no subsequent events to report that would have a material effect on the Company's financial statements.

3. Trading Securities

Trading securities consist of the following as of December 31, 2015 and 2014:

	2015		2014	
	Market	Cost	Market	Cost
NASDAQ Stock, 300 shares	$ 17,451	$ 2,200	$ 14,388	$ 2,200

The Company has determined the fair value of its trading securities through application of GAAP. Trading securities valued using Level 1 inputs are based on unadjusted quoted market prices within active markets. Trading securities valued using Level 2 inputs are based primarily on quoted prices for similar trading securities in active or inactive markets. Trading securities valued using Level 3 inputs are primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the trading security. Valuation techniques utilized to determine fair value are consistently applied.

	Fair Value Measurements at Reporting Date Using			
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
December 31, 2015				
Trading securities	$ 17,451	$ 17,451	$ -	$ -
December 31, 2014				
Trading securities	$ 14,388	$ 14,388	$ -	$ -

The following is a description of the valuation methodology used for assets measured at fair value. There were no changes in the methodology used to measure fair value during the year ended December 31, 2015.

Trading securities: Valued at the closing price reported on the active market on which the individual securities are traded.

4. Property and Equipment

Property and equipment consists of the following as of December 31, 2015 and 2014:

	2015	2014
Office furniture and equipment	$ 286,793	$ 627,721
Leasehold improvements	28,224	28,224
	315,017	655,945
Less accumulated depreciation	(248,594)	(575,743)
Property and equipment, net	$ 66,423	$ 80,202

5. Net Capital and Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2015, the Company had net capital as defined by Rule 15c3-1 of $785,033, which was $535,033 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0 to 1.

As of December 31, 2014, the Company had net capital as defined by Rule 15c3-1 of $653,027, which was $403,027 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0 to 1.

6. Investment Advisory and Transfer Agent Fees

The Company serves as the investment advisor and transfer agent pursuant to an investment advisory agreement (the Agreement), renewed November 1, 2014, for the Dupree Mutual Funds Kentucky Tax-Free Income Series, a no load, mutual fund. The Agreement will continue in effect until October 31, 2016 and thereafter for annual periods, if renewed.

6. Investment Advisory and Transfer Agent Fees, continued

The Company also serves as the investment advisor pursuant to investment advisory agreements renewed November 1, 2014, which remain in effect until October 31, 2016 and thereafter for annual periods, if renewed, for the following funds:

- Dupree Mutual Funds Kentucky Tax-Free Short-to-Medium Series
- Dupree Mutual Funds Intermediate Government Bond Series
- Dupree Mutual Funds Tennessee Tax-Free Income Series
- Dupree Mutual Funds Tennessee Short-to-Medium Series
- Dupree Mutual Funds North Carolina Tax-Free Income Series
- Dupree Mutual Funds North Carolina Short-to-Medium Series
- Dupree Mutual Funds Alabama Tax-Free Income Series
- Dupree Mutual Funds Mississippi Tax-Free Income Series
- Dupree Mutual Funds Taxable Municipal Bond Series

Subject to the direction of the trustees of the Funds, the Company is to provide the Funds with investment supervisory services, office space and facilities, sales and promotional expenses, and corporate administration. As compensation for services rendered, facilities furnished, and expenses paid or assumed, the Company is to receive a fee at the annual rate of 0.50% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value up to $100,000,000 in assets, 0.45% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $100,000,001 to $150,000,000, 0.40% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $150,000,001 to $500,000,000, 0.35% of the average daily net asset value from $500,000,001 to $750,000,000, 0.30% of the average daily net asset value from $750,000,001 to $1,000,000,000, and 0.25% of the average daily net asset value in excess of $1,000,000,000. For 2015 and 2014, the Company waived investment advisory fees of $38,690 and $38,762, respectively, which are excluded from investment advisory and transfer agent fees in the accompanying statements of income.

The Company also serves as the transfer agent and dividend-disbursing agent for the Funds pursuant to an agreement dated November 1, 1997, and subsequently amended thereafter. The agreement may be terminated by either party by giving ninety days written notice. The fee for this service is calculated daily at a rate of 1/365 of 0.15% on the first $20,000,000 of net assets and 1/365 of 0.12% of net assets over $20,000,000. Additionally, the Funds reimburse the Company for out-of-pocket expenses incurred on behalf of the Funds. The expenses include, but are not necessarily limited to, postage, insurance, telephone charges, and cost of forms.

7. Employee Benefit Plan

The Company sponsors a 401(k) plan (the Plan) for all eligible employees. The Plan specifies that employees can make contributions of up to 25% of their compensation to a maximum contribution of $18,000 and $17,500, plus any applicable catch-up contributions, in 2015 and 2014, respectively. The Company does not match employee contributions.

8. Contingencies and Commitments

Rental Obligations

The Company leases its present office space under a non-cancelable lease which expires October 31, 2018.

The aggregate annual rentals for this office space are:

Year ending December 31,		
2016	$	99,739
2017		101,732
2018		86,160
	$	287,631

Rental expense charged to operations for 2015 and 2014 was $101,252 and $98,412, respectively.

Employment Agreements

The Company entered into an employment agreement (the Agreement) with an officer of the Company. The term of the Agreement is from February 1, 2012 through February 1, 2017. Under the Agreement, the officer is to receive a base salary, subject to adjustment up or down semi-annually by the same percentage as the Company's gross management fees either increase or decrease measured as of June 30 and December 31 of each year, provided however, that the officer's base salary shall not be reduced by more than 3.5% from one year to the next, as well as additional compensation and performance bonuses.

Service Agreement

In June 2010, the Company entered into a service agreement with Sungard Shareholder Systems (Sungard). The Company began utilizing Sungard's transfer agent software once it became fully functional in 2011. The Company agreed to pay a minimum of $9,333 per month for usage and processing fees associated with the technology system. The service agreement renews on a year-by-year basis.

Education Loan

In 2014, the Company agreed to provide an education loan to an employee in the amount of $112,000 and paid half of the amount when the agreement was executed. During 2015, the employee terminated employment, therefore breaching the contract. As a result, the Company wrote off the remaining $56,000 of the commitment. The former employee has 24 months to repay the $56,000 the Company paid on his behalf, with 5% interest. The remaining notes receivable balance due from the former employee as of December 31, 2015 is $43,268.

9. Concentrations and Credit Risks

The Company derives a major portion of its revenue from the Funds. During 2015 and 2014, revenues from the Funds aggregated $7,426,537 and $7,180,175, respectively. As of December 31, 2015 and 2014, amounts due from the Funds included in accounts receivable were $636,393 and $621,194, respectively.

DUPREE & COMPANY, INC.

Schedule I - Computation of Net Capital
under SEC Rule 15c3-1

December 31, 2015

	Computations per Part IIA Form X-17A-5 *(Unaudited)*	Computations per Audit
Net Capital		
Stockholders' equity	$ 1,092,086	$ 1,092,086
Deductions/charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	66,423	66,423
Other assets	237,887	237,887
Net capital before haircuts on securities positions	304,310	304,310
Haircuts on securities:		
Other securities	2,743	2,743
Net capital	785,033	785,033
Minimum net capital required:		
6 2/3% of aggregate indebtedness or $250,000, whichever is greater	250,000	250,000
Excess net capital	$ 535,033	$ 535,033
Aggregate Indebtedness		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses	$ -	$ 30,128
Total aggregate indebtedness	$ -	$ 30,128
Ratio of aggregate indebtedness to net capital	0 to 1	0.0384 to 1

Except as noted above, there are no material differences between the preceding computations and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2015.

See report of independent registered public accounting firm.

DUPREE & COMPANY, INC.

Schedule II - Computation for Determination of Reserve
Requirements under SEC Rule 15c3-3

December 31, 2015

Dupree & Company, Inc. claims an exemption from Rule 15c3-3 under Section (k)(1).

See report of independent registered public accounting firm.

DUPREE & COMPANY, INC.

Schedule III - Information Relating to Possession or
Control Requirements under SEC Rule 15c3-3

December 31, 2015

Dupree & Company, Inc. claims an exemption from Rule 15c3-3 under Section (k)(1).

See report of independent registered public accounting firm.

DEANDORTON

DEAN DORTON ALLEN FORD, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

We have reviewed management's statements, included in the accompanying Management Exemption Report under SEC Rule 15c3-3, in which *(a)* Dupree & Company, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provisions") and *(b)* the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dean Dorton Allen Ford, PLLC

February 11, 2016
Lexington, Kentucky

DUPREE & COMPANY, INC.

Management Exemption Report under SEC Rule 15c3-3

December 31, 2015

Dupree & Company, Inc. (the Company) claims an exemption under SEC Rule 15c3-3(k)(1)-Limited business (mutual funds and/or variable annuities only). The Company affirmatively states that it has met all provisions of the aforesaid exemption throughout the year ended December 31, 2015 without exception.

a.e.g. [signature]	2-17-16
Allen E. Grimes, III, President	Date

See report of independent registered public accounting firm.